                           Filed by Orchid BioSciences, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Lifecodes Corporation
                           Commission File Number: 000-30267

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Orchid BioSciences, Inc. and Lifecodes Corporation. While the management of Orchid and Lifecodes make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: Orchid's expectations that Orchid's and Lifecodes' combined technology and expertise will strengthen Orchid's leadership position in established markets for identity genomics, with estimated annual worldwide sales of between a quarter and a half billion dollars, Orchid's plans to achieve pricing leadership, significantly lower costs and develop new product and service offerings, Orchid's intention to use the combined leadership of Orchid and Lifecodes to transform the markets of identity genomics for forensics and paternity, Orchid's expectation that it will become the market leader in identity genomics testing in the United States, Orchid's expectation that it will carry one of the most respected names in the DNA forensics field, Orchid's intention to use the leadership position of the combined entity to structure its identity genomics business for greater efficiency and cost effectiveness, rationalizing pricing and applying Orchid's proprietary SNP scoring technologies to industrialize the DNA analysis process, Orchid's belief that the merger will strike a balance of near term, stable recurring revenues and substantial upside potential in high growth segments like SNP scoring, pharmacogenetics and DNA diagnostics, Orchid's intention to launch its Orchid Diagnostic unit, which is expected to have product sales of more than $12 million in the first year of operation, Orchid's expectation that the merger will (i) not materially affect 2001 financial results, (ii) double next years revenues (two-thirds of the increase directly attributable to the merger), and
(iii) accelerate Orchid's profitability by about 12 months to early 2004, Orchid's expectation that gross margins will be able to improve in the first year after the merger, the expectation that Lifecodes' strong presence in HLA testing will be enhanced, the belief that Lifecodes' strengths will spread throughout Orchid, Orchid's plans to identify proprietary medical applications of SNPs and the expected launch dates of Lifecodes' products and services.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, costs related to the merger, failure of Lifecodes' stockholders to approve the merger, the risk that the expected benefits of the merger may not be realized, the risk Orchid loses its technological advantages, the risk Orchid fails to manage its growth effectively, uncertainties relating to technologies, product development, manufacturing, market acceptance, cost and pricing of Orchid products, dependence on collaborations and partners, regulatory approvals, competition, intellectual property of others, and patent protection and litigation. Orchid does not intend to update any of the forward-looking statements after the date of this filing to conform these statements to actual results or to changes in its expectations, except as may be required by law. These risks and other additional factors affecting Orchid's business are discussed in Orchid's Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2,

2001. Orchid expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Orchid's expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

                              ********************

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ORCHID ON OCTOBER 1, 2001 AND FILED ON OCTOBER 5, 2001 ON A FORM 8-K WITH THE SEC.

FOR IMMEDIATE RELEASE
---------------------

Contact:
Orchid BioSciences, Inc.
(609) 750-2200
Barbara L. Lindheim
Vice President, Strategic Communications

                           ORCHID TO ACQUIRE LIFECODES
   --Expected 2002 Total Revenues of Combined Companies More Than $50 Million;
                   Enables Launch of Orchid Diagnostics Unit--

PRINCETON, N.J., OCT. 1, 2001 - Orchid BioSciences, Inc. (Nasdaq: ORCH) today announced that it has signed a definitive agreement to acquire Lifecodes Corporation, a leading provider of identity genomics testing for forensics and paternity, in an all-stock agreement. Under the terms of the agreement, which have been approved by the Boards of Directors of both Orchid and Lifecodes, Orchid will issue approximately 6.5 million new shares of common stock in the transaction in exchange for 100% of the outstanding equity of Lifecodes. The merger is subject to approval by Lifecodes' stockholders and other closing conditions, and is expected to close in the fourth quarter of 2001. The transaction will be structured as a tax-free share exchange. Further financial details were not disclosed.

Strategic Highlights of the Acquisition:
---------------------------------------

Orchid expects that its acquisition of Lifecodes will:

 .    Contribute to the approximate doubling of Orchid's 2002 revenues, projected to total well over $50 million for the combined companies
 .    Enable the launch of a new Orchid Diagnostics unit with initial annual product sales estimated at more than $12 million
 .    Make Orchid the U.S. market leader in established markets for identity genomics, which have estimated annual worldwide sales of approximately one half billion dollars
          . By consolidating leadership in the identity genomics market and applying its advanced genetics technologies to the sector, Orchid intends to:
               .  Achieve pricing leadership

                  .   Significantly lower costs
                  .   Develop new product and service offerings
 .    Make Orchid the largest DNA diversity testing company in terms of revenue and capacity for performing accredited testing
 .    Expand Orchid's international network to 8 accredited genotyping labs for genetic diversity analysis
 .    Be cash accretive in about 12 months
 .    Accelerate Orchid's expected time to profitability by approximately one year
 .    Balance Orchid's high potential SNP and pharmacogenetics businesses with a large, stable, growing base of recurring revenues


"Orchid is already a leading provider of services and products for genetic diversity analysis," said Dale R. Pfost, Ph.D., chairman, president and chief executive officer of Orchid. "By acquiring Lifecodes, we become the U.S. market leader in identity genomics for forensics and paternity. We intend to use this leadership and Orchid's advanced technologies to transform these markets. We also plan to leverage our role as one of the largest providers of genotyping services in the world to offer expanded service and product offerings enabled by Orchid's proprietary SNP technologies. We believe that this will be a very positive combination for our customers and for our existing and new employees. We also expect that this acquisition will be good news for our shareholders, providing the balance of a stable and growing revenue base with the upside potential of Orchid's leading SNP analysis and pharmacogenetics businesses, as well as earlier profitability."

A Strategic Union
-----------------

As a result of acquiring Lifecodes, Orchid expects to become the market leader in identity genomics testing in the United States. Identity genomics uses the genetic variability markers contained in DNA to definitively establish a link between a sample and a specific individual. Orchid intends to use its new leadership position to structure its identity genomics business for greater efficiency and cost effectiveness, rationalizing pricing and applying Orchid's proprietary SNP scoring technologies to industrialize the DNA analysis process. Its new global Orchid Cellmark Forensics unit, which reunites pioneering Cellmark businesses on both sides of the Atlantic, will carry one of the most respected names in the DNA forensics field.

Orchid and Lifecodes also have complementary businesses in DNA diagnostic products. Lifecodes' product line for HLA transplantation testing, when combined with Orchid's Elucigene diagnostic kit business, provides the foundation for the new Orchid Diagnostics unit.

Plans to achieve synergies by leveraging complementary assets and by selective infrastructure rationalizations will be formulated and implemented over the coming months. The transaction, excluding merger-related expenses, is not expected to materially affect Orchid's previously announced net operating results projections for 2001.

"This acquisition enables Orchid to leverage the existing assets of our GeneScreen and Cellmark U.K. units to become a consolidator in the heretofore fragmented, but potentially highly attractive identity genomics market," said Donald R. Marvin, chief operating officer and chief financial officer of Orchid. "We also acquire a robust DNA diagnostics business that provides the critical mass needed for the establishment of Orchid Diagnostics. As a result of this acquisition, we expect to be able to roughly double our revenue next year and to accelerate our profitability by about 12 months, to early 2004."

The combined company will have a network of eight accredited genetic testing laboratories in the U.S. and Europe. Orchid estimates that these labs currently perform more than 18 million genotypes per year in such diverse applications as forensics analysis, paternity determinations, HLA tissue typing for bone marrow and organ transplantation, as well as SNP scoring for attribute testing for agricultural breeding programs, for biomedical research, including whole genome and chromosome mapping and linkage disequilibrium studies, and for drug discovery and development programs, including clinical pharmacogenetic studies.

"Integrating our distinguished brand equities in forensics, paternity and HLA testing with Orchid's complementary businesses and its leading genotyping technologies should be a powerful combination," said Walter Fredericks, president and chief executive officer of Lifecodes. "Together, I believe that we can achieve the critical mass necessary to rationalize and progress genetic diversity markets and to leverage the ever-expanding opportunities for genetic diversity analysis in the post-genomic era." Mr. Fredericks will become an advisor to Orchid following the close of the transaction.



About Lifecodes
---------------

Founded in 1982, Lifecodes is a leading provider of public and private paternity testing services and the largest provider of commercial DNA forensics services in the U.S. Its Cellmark unit based in Germantown, Maryland is a widely respected leader in the DNA forensics field whose customers include law enforcement agencies involved in many high profile criminal cases, such as the OJ Simpson murder trial and the Unabomber prosecution. Lifecodes has a number of ISO and CLIA-accredited laboratories in the U.S. It also has a profitable business selling diagnostic testing kits and reagents to clinical laboratories for HLA tissue typing for organ and bone marrow transplantation, producing these products at its automated, accredited manufacturing facility in Stamford, Connecticut. Lifecodes has an agreement with Luminex Corporation to manufacture and market HLA testing kits designed for the Luminex microsphere-based LabMAP system. LabMAP technology enables laboratories to decrease the cycle time and cost of HLA testing.

About Orchid:
------------

Orchid BioSciences, Inc. is a leading provider of products, services and technologies for SNP scoring and genetic diversity analyses. Orchid has developed SNP-IT(TM), its proprietary SNP analysis technology, and markets SNPstream(R) instruments and SNPware(TM) consumables that rapidly generate highly accurate, cost-effective SNP information. SNP-IT is usable in environments ranging from small-scale laboratories to large commercial facilities. The versatility of SNP-IT is enabling Orchid to partner with industry leaders to make SNP-IT-enabled products available on a wide variety of instrument platforms as part of Orchid's Platform Propagation(TM)
strategy. Orchid also provides high throughput SNP scoring services to pharmaceutical, biotechnology, agricultural and academic customers through its MegaSNPatron(TM) facilities, and identity genomics testing for forensics and paternity, as well as clinical quality genotyping, through its GeneScreen and Cellmark units. Orchid also provides content-rich SNP databases and SNP panels to its customers and collaborators. Through its GeneShield and Pharmaceutical Value Creation business, Orchid seeks to identify and commercialize medical applications of SNPs. More information on Orchid and on the proposed acquisition of Lifecodes can be found at its web site www.orchid.com.
                                          --------------

Orchid management will host a conference call at 10am ET on October 2, 2001. To participate in the conference call, please dial: USA: 800-354-6885 or Outside the USA: 415-537-1890 and ask for the Orchid Conference Call. To listen to the live or archived webcast via the Internet, go to the Investor Relations section of the company's website, www.orchid.com.
                          --------------

All statements in this press release that are not historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Orchid's expectations that Orchid's and Lifecodes' combined technology and expertise will strengthen Orchid's leadership position in established markets for identity genomics, with estimated annual worldwide sales of between a quarter and a half billion dollars, Orchid's plans to achieve pricing leadership, significantly lower costs and develop new product and service offerings, Orchid's intention to use the combined leadership of Orchid and Lifecodes to transform the markets of identity genomics for forensics and paternity, Orchid's expectation that it will become the market leader in identity genomics testing in the United States, Orchid's intention to use the leadership position of the combined entity to structure its identity genomics business for greater efficiency and cost effectiveness, rationalizing pricing and applying Orchid's proprietary SNP scoring technologies to industrialize the DNA analysis process, Orchid's intention to launch its Orchid Diagnostic unit, Orchid's expectation that its revenues will double next year and that Orchid's profitability will accelerate by about 12 months to early 2004 as a result of the acquisition and Orchid's plans to identify proprietary medical applications of SNPs. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, uncertainties relating to technologies, product development, manufacturing, market acceptance, cost and pricing of Orchid products, dependence on collaborations and partners, regulatory approvals, competition, intellectual property of others, and patent protection and litigation. Orchid does not intend to update any of the forward-looking statements after the date of this release to conform these statements to actual results or to changes in its expectations, except as may be required by law. These risks and other additional factors affecting Orchid's business are discussed in Orchid's Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001. Orchid expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Orchid's expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

                                      *****

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Orchid. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by Orchid at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Orchid by directing such request to Orchid BioSciences, Inc., 303 College Road East, Princeton, NJ 08540,
Attn: Investor Relations, tel: (609) 750-2324; e-mail: ir@orchid.com.

Orchid and Lifecodes and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Lifecodes stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Orchid and Lifecodes directors and executive officers have in the merger are available in the proxy statement/prospectus.

                              ********************

THE FOLLOWING IS THE TEXT OF QUESTIONS AND ANSWERS POSTED TO ORCHID'S WEB SITE REGARDING THE MERGER.

                Orchid Acquires Lifecodes: Questions and Answers
                                  October 2001

Q: Why is Orchid acquiring Lifecodes? What is the strategic rationale for the transaction?

A:   There are many potential business synergies between the two companies

1. Orchid is a leader in novel genetic analysis products, technologies and services, with a strong business in identity genomics, while Lifecodes is a leader in identity genomics, with a sizeable business in DNA diagnostic products. Identity genomics uses the genetic variability markers contained in DNA to definitively establish a link between a sample and a specific individual, such as in determining paternity, analyzing forensics evidence, or seeking to match a donor and a recipient for organ transplantation. Orchid is a market leader in the paternity segment, while Lifecodes is a leader in the forensics segment. As a result of acquiring Lifecodes, Orchid will become the market leader in identity genomics testing in the United States, achieving leadership in both forensics and paternity.

2. Orchid intends to use its new leadership position to structure its identity genomics business for greater efficiency and cost effectiveness, rationalizing pricing and applying Orchid's proprietary SNP scoring technologies to industrialize the DNA analysis process.

3. The new global Orchid Cellmark Forensics unit, which reunites the pioneering Cellmark businesses on both sides of the Atlantic of Lifecodes and Orchid, will carry one of the most respected names in the DNA forensics field. Cellmark U.S. has been a key participant in such high profile cases as the OJ Simpson trials and the Unabomber prosecution.

4. The combined company will have a network of eight accredited genetic testing laboratories in the U.S. and Europe, enabling it to apply Orchid's leading SNP scoring technology and both companies' expertise and resources to address existing markets more effectively and to develop new products and services. Combining the two firms creates the largest DNA diversity testing company in terms of revenue and capacity for performing accredited testing.

5. Orchid and Lifecodes also have complementary businesses in DNA diagnostic products. Lifecodes' product line for HLA transplantation testing, when combined with Orchid's Elucigene diagnostic kit business, will form the foundation for the new Orchid Diagnostics unit. This new unit is expected to have product sales of more than $12 million in its first full year of operation. Both companies also offer HLA testing services that will be strengthened by the combination. And both have strategic partnerships with Luminex Corporation to market state-of-the-art systems for genetic analysis based on the Luminex platform.

Q:   What are the financial parameters of the agreement?

A: Orchid will issue approximately 6.5 million new shares of common stock in exchange for 100% of the outstanding equity of Lifecodes. The merger is subject to approval by Lifecodes Corporation's stockholders and other closing conditions, and is expected to close in the fourth quarter of 2001. The transaction will be structured as a tax-free share exchange.

Q: How does the acquisition of Lifecodes affect Orchid's mission? Its vision for the future?

A: Orchid aims to create enduring value by unlocking the potential of genetic diversity, and we believe that the acquisition of Lifecodes will enable the new Orchid to pursue this mission even more effectively. We will continue to build value in our key businesses - Life Sciences SNP scoring products and services, Identity Genomics for forensics and paternity, GeneShield/PVC for pharmacogenetics, as well as in our new DNA diagnostics unit. Each of the businesses is founded on the analysis of genetic variability, and we believe that the combination should strike a good balance of near term, stable recurring revenues and substantial upside potential in high growth segments like SNP scoring, pharmacogenetics and DNA diagnostics.

Q: Can you give more visibility on Orchid's expected revenue growth post-acquisition? How much is from Orchid's current business and how much is from Lifecodes?

A: The acquisition is not expected to materially affect Orchid's financial results in 2001. The addition of Lifecodes' businesses are expected to contribute to an approximate doubling of Orchid's 2002 revenues, projected post-acquisition at well over $50 million. Orchid expects that approximately one-third of the projected increase in revenues in 2002 will come from growth in its current businesses, which is in line with current forecasts published by independent analysts covering Orchid, and approximately two-thirds of the increase in 2002 revenues will reflect the acquisition of Lifecodes.

     We also expect that overall gross margins will be able to be improved in the first year after the acquisition, with further improvements in later years as Orchid brings SNP scoring technology into the identity genomics business and the high margin product and consumables businesses continue to grow.

     Orchid will discuss more detailed forecasts and financials in its Third Quarter Conference Call scheduled for November 8, 2001.

Q: How many sites and employees will Orchid have following the acquisition of Lifecodes? Does Orchid plan to cut costs and rationalize infrastructure of the combined company?

A: At the time of the closing of the acquisition, the combined company will have a dozen sites and more than 600 employees. Orchid anticipates some rationalization of infrastructure and facilities going forward. More information will be provided after the acquisition has closed.

Q: What is the size and growth rate of each of the identity genomics markets - paternity, forensics and HLA testing?

A: It is difficult to obtain definitive data on these markets, but overall, various internal and external studies estimate current worldwide sales for forensics, paternity and HLA testing at over $500 million annually. Robust growth in some segments is expected to increase this total substantially over the next few years.

     Forensics is the highest growth segment, with the establishment of criminal justice DNA databases still gearing up in many states and localities and DNA case evidence being analyzed more widely for both current cases and for the very large backlog of evidence from unsolved criminal cases that remains to be analyzed. Cellmark already has a strong presence in this sector and Orchid's GeneScreen unit has been significantly growing this segment of its forensics business as well.

     Paternity testing by public agencies, which has realized modest growth in total value over the past few years, has traditionally represented a significant portion of the paternity market, but private paternity testing is experiencing strong growth at attractive prices and margins. Lifecodes has a significant presence in the private paternity segment - this area will be a focus for growth for the combined company. Orchid's array-based high volume SNP scoring technology has the potential to significantly decrease costs and improve margins for both public and private paternity testing.

     Products for HLA testing offer growth opportunities as well, as laboratories at transplant centers are increasingly conducting this testing in their own facilities. Lifecodes strong presence in this market should be enhanced as the new LifeMatch HLA testing system continues to be rolled out. Orchid and Lifecodes also provide HLA transplantation testing services.

                                      *****

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Orchid. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by Orchid at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Orchid by directing such request to Orchid BioSciences, Inc., 303 College Road East, Princeton, NJ 08540,
Attn: Investor Relations, tel: (609) 750-2324 e-mail: ir@orchid.com.

Orchid and Lifecodes and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Lifecodes stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Orchid and Lifecodes directors and executive officers have in the merger are available in the proxy statement/prospectus.

                              ********************


THE FOLLOWING IS THE TEXT OF A PRESENTATION VIDEO POSTED TO ORCHID'S WEB SITE REGARDING THE MERGER.

------------------------------------ -------------------------------------------
Video                                Script
-----                                ------
------------------------------------ -------------------------------------------
Princeton exterior                   WELCOME TO ORCHID BIOSCIENCES...
------------------------------------ -------------------------------------------
Product in lab                       A LEADER IN THE
                                     COMMERCIALIZATION OF GENETIC
                                     DIVERSITY.
------------------------------------ -------------------------------------------
------------------------------------ -------------------------------------------
Dale Pfost, President and CEO        "(So) our mission at Orchid BioSciences is
                                     to unlock the potential in genetic
Sot 2 16:33                          variability.
------------------------------------ -------------------------------------------
Pink sponges from Dayton             ORCHID ANALYSES THE DNA THAT
                                     MAKES INDIVIDUALS DIFFERENT FROM
                                     EACH OTHER...
------------------------------------ -------------------------------------------
SNP animation                        FOCUSING ON SNPS, THE MOST
                                     COMMON UNIT OF GENETIC
                                     DIVERSITY. SNPS DETERMINE
------------------------------------ -------------------------------------------
STOCK FOOTAGE: pills and hospital         .   WHY SOME PEOPLE RESPOND TO
patient                                       MEDICATIONS DIFFERENTLY
                                              THAN OTHERS.
------------------------------------ -------------------------------------------
Sheep                                     .   WHY SOME ANIMALS MAY BE
                                              MORE RESISTANT TO DISEASE
------------------------------------ -------------------------------------------
Stock footage: field                      .   AND EVEN WHICH PLANTS HAVE
                                              NATURALLY EVOLVED THE
                                              MOST DESIRABLE ATTRIBUTES.
------------------------------------ -------------------------------------------

---------------------------------------- ---------------------------------------------------------
Dale Pfost, President and CEO            I see Orchid BioSciences as being the leader in
 Sot 2  13:18                            the field of DNA variability. In providing
                                         technology, products, consumables and
                                         services. And what we've
                                         really looked at a
                                         great deal is the ways in which we can
                                         accelerate our business."
                                         ------------------------
---------------------------------------- ---------------------------------------------------------
Persia - super: October 2001             AND NOW TO ACCELERATE OUR
                                                    --------------
                                         LEADERSHIP, ORCHID IS ANNOUNCING
                                         ----------
                                         PLANS TO ACQUIRE LIFECODES, A
                                         PIONEER IN IDENTITY GENOMICS -
                                         THAT IS, IN ANALYZING DNA FOR
                                         PATERNITY, ORGAN
                                         TRANSPLANTATION AND FORENSICS
                                         TESTING.
---------------------------------------- ---------------------------------------------------------
Mark Stolorow                            "We're very enthusiastic about this opportunity
General Manager                          to join Orchid Strengths that we have
Cellmark Diagnostics                     individually will now be spread across the
sot 1 - 29:32                            entire Orchid family."

---------------------------------------- ---------------------------------------------------------
Dayton - pink sponges                    IDENTITY GENOMICS PIONEERED THE
                                         PRACTICAL USE OF DNA IN THE 1980s.
                                         TODAY, WORLDWIDE SALES IN THESE
                                         ESTABLISHED MARKETS ARE
Stay with sequence                       ESTIMATED AT BETWEEN A QUARTER
                                         AND HALF BILLION DOLLARS
                                         ANNUALLY.
---------------------------------------- ---------------------------------------------------------
Donald Marvin                            "I think this is a fantastic deal for Orchid and
COO, CFO                                 its shareholders. And the reason for that is that
Sot 3 - 6:08                             it roughly doubles our revenue in the next
                                         fiscal year, and it shortens our time to
                                         profitability."
---------------------------------------- ---------------------------------------------------------
Cover first sentence with lab work       "With this announcement today, what we've
DALE                                     really done is put together the largest network
Sot 2 - 17:31                            of laboratories that perform genotyping. This is
Opton 1                                  going to give us the Option 1 largest market share by a
                                         wide margin in the fields of genetic variability
                                         testing."
---------------------------------------- ---------------------------------------------------------
                                         Nat/sot police siren
---------------------------------------- ---------------------------------------------------------
Stock: police, prisoners, courtroom      THE FORENSICS SEGMENT IS
                                         EXPERIENCING RAPID GROWTH AS
                                         DNA EVIDENCE IS USED TO CONVICT
                                         THE GUILTY AND EXONERATE THE
                                         INNOCENT. LIFECODES' CELLMARK
                                         DIVISION IS A RECOGNIZED LEADER IN
                                         THE FORENSICS FIELD AND HAS
                                         PARTICIPATED IN MANY HIGH PROFILE
---------------------------------------- ---------------------------------------------------------

--------------------------------------------------- ---------------------------------------------------------
                                                     TRIALS, INCLUDING THE OJ SIMPSON CASE
--------------------------------------------------- ---------------------------------------------------------
                                                     (nat/sot marketing)
--------------------------------------------------- ---------------------------------------------------------
Exterior                                             THE LIFECODES ACQUISITION REUNITES CELLMARK - U.S. WITH
Exterior                                             CELLMARK UK NEAR OXFORD, ENGLAND, A LEADER IN FORENSICS
Stamping incoming sample                             IN THE UK, WHICH ORCHID ACQUIRED LAST WINTER.
--------------------------------------------------- ---------------------------------------------------------
MAP: pop on Princeton, Stamford, Germantown,         ORCHID's ACCREDITED GENOTYPING LABS NOW HAVE A STRONG
Dallas, Dayton, Nashville, East Lansing,             NATIONAL PRESENCE...AND A GLOBAL REACH IN EUROPE TOO.
Sacramento, Oxford
--------------------------------------------------- ---------------------------------------------------------
Christopher Ashton                                   "Orchid is in a position where we want to drive our
VP and Managing Directo                              business toward profitability in the next couple of
Eureopean Operations                                 years or so. And I'm pleased to say that we are
Sot Abingdon 4 14:03                                 already operating this business in the UK in a cash
                                                     positive mode."

--------------------------------------------------- ---------------------------------------------------------
                                                     THE NEW COMPANY WILL HAVE THE LEADING MARKET SHARE IN
                                                     BOTH FORENSICS AND PATERNITY TESTING IN THE U.S. THIS
                                                     WILL ENABLE ORCHID TO ACHIEVE EFFICIENCIES AND
                                                     STRENGTHEN PRICE STRUCTURES.

--------------------------------------------------- ---------------------------------------------------------
Room of SNPstreams operating                         ORCHID ALSO INTENDS TO IMPORT OUR ADVANCED ULTRA HIGH
                                                     THROUGHPUT SNP SCORING TECHNOLOGIES TO IMPROVE SERVICE
                                                     AND SIGNIFICANTLY DECREASE COSTS
--------------------------------------------------- ---------------------------------------------------------
Marketing UK                                         THE NEW ORCHID WILL BE ABLE TO ADDRESS EXISTING MARKETS
                                                     MORE EFFECTIVELY AS WELL AS TO ENTER
Labs Germantown                                      ENTIRELY NEW ONES.
-------------------------------------------------- --------------------------------------------------------
SOT Kathy Leis                                       "We're actually doing the screening for bone marrow
                                                     testing..."
--------------------------------------------------- ---------------------------------------------------------
Dayton labs                                          THE TRANSPLANTATION TESTING CONDUCTED AT ORCHID'S
                                                     GENESCREEN LAB IN DAYTON, OHIO OFFERS SYNERGIES WITH
                                                     LIFECODES' PROFITABLE BUSINESS IN DIAGNOSTIC KITS FOR
Lifematch                                            TRANSPLANTATION TESTING.
--------------------------------------------------- ---------------------------------------------------------
Picture of Elucigene Reagent kit for Cystic          TOGETHER WITH THE ELUCIGENE CYSTIC FIBROSIS DIAGNOSTIC
Fibrosis                                             KITS
--------------------------------------------------- ---------------------------------------------------------

--------------------------------------------------- ---------------------------------------------------------
                                                     SOLD BY OUR UK OPERATION, THEY WILL BECOME THE
                                                     FOUNDATION FOR "ORCHID DIAGNOSTICS" -A BRAND NEW ORCHID
                                                     BUSINESS UNIT WITH EXPECTED SALES OF MORE THAN 12
                                                     MILLION DOLLARS IN 2002
--------------------------------------------------- ---------------------------------------------------------

--------------------------------------------------- ---------------------------------------------------------
                                                     OTHER ORCHID BUSINESS UNITS INCLUDE
                                                       .   LIFE SCIENCES
                                                       .   FORENSICS
                                                       .   PATERNITY
                                                       .   AND PVC/GENE SHIELD - WHICH IS IDENTIFYING
Stock: Dr, patient                                         AND APPLYING MEDICALLY IMPORTANT SNPS TO MAKE
                                                           PERSONALIZED MEDICINE A REALITY.

--------------------------------------------------- ---------------------------------------------------------
SOT MBJ                                              "This is really a great opportunity to change the
                                                     way drugs are developed. And change the way drugs are
                                                     delivered to the patient as well."
--------------------------------------------------- ---------------------------------------------------------
                                                     ORCHID'S LIFESCIENCES GROUP PROVIDES FAST, ACCURATE
                                                     GENOTYPING PRODUCTS AND SERVICES TO A WIDE VARIETY OF
                                                     CUSTOMERS...
--------------------------------------------------- ---------------------------------------------------------
Sot Miriam (picture of data chip in hand)            "We take human DNA samples and then follow that up with
                                                     Orchid's proprietary SNP-IT technology which is the way
                                                     we determine genotypes."
--------------------------------------------------- ---------------------------------------------------------
                                                     THE FLEXIBILITY OF OUR SNP SCORING TECHNOLOGY ALLOWS
                                                     ORCHID TO OFFER ULTRA-HIGH THROUGHPUT SERVICES ON
                                                     MULTIPLE PLATFORMS IN ITS MEGASNPATRON FACILITY.
--------------------------------------------------- ---------------------------------------------------------
SNPstream 5K (Luminex)                               THIS ALSO ENABLES ORCHID TO PARTNER WITH INDUSTRY
                                                     LEADERS TO EXTEND THE COMMERCIAL REACH OF OUR TECHNOLOGY
                                                     AND PRODUCTS.
--------------------------------------------------- ---------------------------------------------------------
Nat/sot meeting                                      "Certainly both companies have strong reputations"
--------------------------------------------------- ---------------------------------------------------------
2 - 5:33; 4:54;                                      AT A RECENT MEETING OF ORCHID'S SENIOR MANAGEMENT TEAM,
                                                     EXECUTIVES NOTED ORCHID'S PAST SUCCESS IN INTEGRATING
--------------------------------------------------- ---------------------------------------------------------

--------------------------------------------------------------------------------
                                   ACQUISITIONS AND CALLED THE DECISION TO JOIN
                                   FORCES WITH LIFECODES, "TRANSFORMATIONAL."
--------------------------------------------------------------------------------
2 - 8:46                           "We're clearly going to have a dominant
                                   position in the market place that will give
Keith Brown                        us the ability to do innovations that
VP and GM                          individually the two companies might not be
Identity Genomics                  able to consider."
--------------------------------------------------------------------------------
2-804                              We've maximized people - both their
Sarajane Mackenzie                 capabilities, as well as maximization through
VP Human Resources                 adding in the new technologies.  I think
                                   we're excellent at both of these processes.
--------------------------------------------------------------------------------
                                   RUNNING THIS SCALE OF LABORATORY NETWORKS
                                   REQUIRES ORCHID'S TECHNOLOGY, EXPERTISE AND
                                   CERTIFIED TRAINED PROFESSIONALS. THEIR
                                   DOCUMENTED OPERATING PROCEDURES ESTABLISH THE
                                   HIGHEST STANDARDS OF SCIENCE AND SECURITY,
--------------------------------------------------------------------------------
                                   FROM THE TIME A DNA SAMPLE FIRST ENTERS THE
                                   DOOR AND
--------------------------------------------------------------------------------
                                   IS LOGGED INTO THE SYSTEM...
--------------------------------------------------------------------------------
                                   UNTIL THE SKILLED TECHNICIANS PERFORM THEIR
                                   SPECIFIC GENETIC IDENTITY APPLICATIONS ...
                                   AND THE RESULTS ARE OBTAINED AND THEN
                                   TRANSMITTED WITH THE UTMOST CONFIDENTIALITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   WITH THE ACQUISITION OF LIFECODES, ORCHID
                                   BIOSCIENCES IS WELL-POSITIONED TO PROVIDE:
--------------------------------------------------------------------------------
                                   .  THE FINANCIAL REWARDS OF MARKET LEADERSHIP
                                      IN THE ESTABLISHED IDENTITY GENOMICS
                                      SECTOR,
--------------------------------------------------------------------------------
                                   .  ACCELERATED REVENUES AND PROFITS,
--------------------------------------------------------------------------------
                                   .  AND THE RESOURCES AND EXPERTISE TO EXTEND
                                      OUR COMMERCIAL LEADERSHIP IN BOTH EXISTING
                                      AND NEW GENETIC DIVERSITY MARKETS.
--------------------------------------------------------------------------------
Dale:                              "We've done the hard work of developing the
Sot 2 24:34                        technology, now we're looking for
                                   applications
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                            for it. We're acquiring the
                                            businesses that have high revenue
                                            already - we have multiple revenue
                                            streams - and we're really
                                            rejuvenating some of these
                                            businesses and inserting our
                                            technology in them to create new
                                            capabilities."
-------------------------------------------------------------------------------
(post website address)                      Orchid - UNLOCKING THE POTENTIAL OF
                                            GENETIC DIVERSITY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      *****

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Orchid. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by Orchid at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Orchid by directing such request to Orchid BioSciences, Inc., 303 College Road East, Princeton, NJ 08540,
Attn: Investor Relations, tel: (609) 750-2324 e-mail: ir@orchid.com.

Orchid and Lifecodes and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Lifecodes stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Orchid and Lifecodes directors and executive officers have in the merger are available in the proxy statement/prospectus.

                              ********************

THE FOLLOWING IS THE TEXT OF AN OVERVIEW OF LIFECODES' BUSINESS POSTED TO ORCHID'S WEB SITE IN CONNECTION WITH THE MERGER.

                                   Lifecodes:
                                   ---------
                                COMPANY OVERVIEW
                                ----------------

     . Lifecodes is a recognized leader in identity genomics, which uses the genetic variability markers contained in DNA to definitively establish a link between a sample and a specific individual. Lifecodes provides high quality identity genomics testing for forensics, paternity and transplantation. It is one of the largest providers of these services in the United States.

     . Founded in 1982, Lifecodes was one of the pioneers in the application of DNA to identity genomics. Lifecodes:

          . Helped usher in the era of "genetic fingerprinting" by being the first commercial company to offer DNA testing for paternity and forensic identification.

          . Was instrumental in helping to secure the first conviction in the United States based on DNA testing.

          . Has assisted in such high profile cases as the OJ Simpson trial, the Unabomber prosecution, and the JonBenet Ramsey investigation.

 .    Lifecodes currently has a network of four accredited laboratories in North
     America serving a variety of customers, including private companies and individuals as well as public entities such as social service agencies, state criminal justice systems, metropolitan and local police forces, and foreign governments.

 .    Lifecodes' Cellmark Diagnostics subsidiary is the largest and one of the most respected commercial forensic DNA testing laboratories in the United States

               . One of only three licensed commercial forensics laboratories in the nation, Cellmark routinely performs DNA analysis for major criminal cases

               . Cellmark has long-term, established relationships in the individual casework market, where the company works with thousands of clients at the local, state and federal levels, and in contract casework, a federally funded effort to help states and localities clear the processing backlog of crime-related DNA samples

               . Lifecodes also provides expert testimony, an important service in the forensic testing market, where the company's internal experts have become recognized in both lay and legal communities as highly credible expert witnesses.

 .    In paternity testing, Lifecodes has a robust presence in both the higher volume public segment of the market and in the higher margin private segment. Lifecodes has been aggressively building its private paternity business.

 .    Lifecodes is an important player in HLA testing for transplantation, marketing a broad array of diagnostic products for matching transplantation patients and donors, which the company sells to clinical and research institutions. It also provides HLA testing services to public and private client institutions and organizations

     . The HLA diagnostic kits are available in standardized form or may be customized to meet the needs of individual users

     . Currently, Lifecodes offers more than 300 different DNA probes and accompanying reagents

     . Lifecodes recently launched its innovative LifeMatch(TM) platform for HLA testing in Europe, and launch in the U.S. is expected during 2002. This system is based on a Luminex platform and will offer laboratories and research institutions the capability to conduct HLA determinations rapidly and cost-effectively. Lifecodes is in the process of developing and rolling out a number of consumable kits for this new system.

 .    Lifecodes has a strong roster of strategic partners, including:

     -- Amersham Pharmacia Biotech, Roche Laboratories, Molecular Dynamics, Molecular Innovations and Luminex Corporation.

 .    Lifecodes has a large intellectual property portfolio in the field of DNA testing, with 28 issued patents and nine filed applications.

                                      *****

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Orchid. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by Orchid at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Orchid by directing such request to Orchid BioSciences, Inc., 303 College Road East, Princeton, NJ 08540,
Attn: Investor Relations, tel: (609) 750-2324 e-mail: ir@orchid.com.

Orchid and Lifecodes and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Lifecodes stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Orchid and Lifecodes directors and executive officers have in the merger are available in the proxy statement/prospectus.

                              ********************